UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-13545

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ProLogis 401(k) Savings Plan

4545 Airport Way

Denver, CO 80239

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prologis, Inc.

Pier 1, Bay 1

San Francisco, CA 94111

PROLOGIS

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

ProLogis 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)—December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado

June 27, 2012

PROLOGIS

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value:
Prologis common stock	$4,603,475	$5,478,951
Common collective trust	6,629,413	7,259,379
Mutual funds	39,515,284	44,701,908
Self directed brokerage account	287,128	410,471

Total investments, at fair value	51,035,300	57,850,709
Notes receivable from participants	643,302	689,633

Net assets available for plan benefits before adjustment	51,678,602	58,540,342
Adjustment from fair value to contract value for fully benefit-responsive contracts	(306,984)	(285,861)

Net assets available for plan benefits	$51,371,618	$58,254,481

See accompanying notes to financial statements.

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401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2011	2010
Contributions:
Employer, net of forfeitures	$1,208,162	$1,251,924
Participants	2,908,440	3,033,355
Rollover	131,914	135,859

Total contributions	4,248,516	4,421,138

Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	(1,799,969)	5,151,830
Interest and dividends	1,274,205	1,433,159

Total net investment income (loss)	(525,764)	6,584,989

Interest on notes receivable from participants	29,926	29,909

Total contributions, net investment income (loss), and interest on notes receivable from participants	3,752,678	11,036,036

Deductions:
Benefits paid to participants	10,632,059	3,009,358
Administrative expenses	3,482	2,988

Total deductions	10,635,541	3,012,346

Net increase (decrease) during the year	(6,882,863)	8,023,690
Net assets available for plan benefits:
Beginning of year	58,254,481	50,230,791

End of year	$51,371,618	$58,254,481

See accompanying notes to financial statements

PROLOGIS

401(k) SAVINGS PLAN

Notes to Financial Statements

(1)	Description of the Plan

On June 3, 2011, ProLogis (“ProLogis”) and AMB Property Corporation (“AMB”), a publicly traded real estate trust, combined through a merger of equals (the “Merger”). The new combined company is known as Prologis, Inc. (“Prologis” or the “Company”). After consideration of all applicable factors pursuant to the business combination accounting rules, the Merger resulted in a reverse acquisition in which AMB is considered the “legal acquirer” because AMB issued its common stock to ProLogis shareholders and ProLogis is the “accounting acquirer” due to various factors, including that ProLogis shareholders held the largest portion of the voting rights in the merged entity. As a result of the Merger, Prologis assumed the ProLogis 401(k) Savings Plan (the “Plan”) and is the issuer of the securities held pursuant to the Plan. Also as a result of a Merger, Prologis assumed AMB Property, L.P. Retirement and Savings Plan (“AMB Plan”), which was available after the Merger to Prologis employees who were formerly with AMB. Effective January 1, 2012, the AMB Plan merged into the Plan, with the Plan continuing on as the surviving plan. As a result the assets and liabilities of the AMB Plan were transferred into the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by Prologis. The Plan covers all eligible employees of the Company who have attained the age of 21. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(b)	Contributions

Participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, not to exceed $16,500 ($22,000 if age 50 or older) in 2011 and 2010. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2011 and 2010.

(c)	Participant Accounts

Each participant’s account is credited with the participant contributions, Company contributions and an allocation of the Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s account balance.

(d)	Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Company contributions vest based upon the following schedule:

Years of service	Vesting percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into various investment options, including Prologis’ common stock. Participant contributions may be invested in any or all of the investment options. Participants are allowed to exchange out ProLogis’ common stock or the Company’s common stock immediately.

The Company matching contributions deposited to the participant’s account follow the investment allocation of the participant’s elective deferral.

(f)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump-sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59 1/2, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses), and the vested portion of Company contributions.

(g)	Forfeited Accounts

If a participant is not 100% vested and receives a distribution of Company contributions, the dollars left in the Plan are called forfeitures. Unused forfeitures totaled approximately $82,300 and $36,400 at December 31, 2011 and 2010, respectively. Forfeiture allocations from Company discretionary contributions are used to reduce future Company discretionary contributions. There were no forfeiture amounts used to fund Company discretionary contributions during 2011 or 2010. Forfeiture allocations from Company match contributions are used to reduce future Company match contributions. In 2011, the amounts of forfeitures used for Company match contributions was approximately $5,000. In 2010, there were no forfeitures used for Company match contributions.

(h)	Notes Receivable from Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s account balance. Interest rates on participant’s loans range from 4.25% to 9.25% at December 31, 2011 and 2010. Principal and interest is paid ratably through regular payroll deductions. Loans are recorded at their outstanding balances and are presented as notes receivable from participants on the statements of net assets available for plan benefits.

(i)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds and common stock are based on quoted market prices.

The investment contracts included in the Common Collective Trust (the “Trust”) are presented at fair value on the Statements of Net Assets Available for Plan Benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value as reported by the investment advisor, which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The Plan’s interest in the Trust is based on the fair value of the Trust’s underlying investments as reported by the investment advisor in the audited financial statements of the Trust at year end. The Trust includes investments in traditional investment contracts, synthetic investment contracts and mutual funds and bond trusts.

For traditional investment contracts, fair value comprises the expected future cash flows for each contract discounted to present value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment. For synthetic investment contracts, the fair value comprises the aggregate market values of the underlying investments in bond trusts, and the value of the wrap contracts, if any. The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the Trust’s synthetic contracts. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming trust units may forgo a benefit, or avoid a loss, related to a future crediting rate difference from then-current market rates. Investments in mutual funds and bond trusts held by the Trust are valued at the net asset value of each fund or trust determined as of the close of the market on the valuation date.

The Statements of Net Assets Available for Plan Benefits presents the fair value of the investment in the Trust, as well as the adjustment of the investment in the Trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

The yield earned by the Trust at December 31, 2011 and 2010 was 3.09% and 3.36%, respectively. This represents the annualized earnings of all investments in the Trust on the last day of the fiscal year, including the earnings recorded at the underlying Trust funds, divided by the fair value of all investments in the Trust at December 31, 2011 and 2010, respectively.

The yield earned by the Trust with an adjustment to reflect the actual interest rate credited to participants in the Trust at December 31, 2011 and 2010 was 2.68% and 3.01%, respectively. This represents the annualized earnings credited to participants of the Trust on the last day of the fiscal year, including the earnings recorded at the underlying Trust funds, divided by the fair value of all investments in the Trust at December 31, 2011 and 2010, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Notes Receivable from Participants

Participant loans are required to be classified as notes receivable from participants for all periods presented in the financial statements. The loans are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has included participant loans as Notes Receivable from Participants in the Statements of Net Assets Available for Plan Benefits. Delinquent participant loans are reclassified as a distribution when collection is not probable.

(e)	Net Appreciation in Fair Value of Investments

Net realized and unrealized gains, as reported in the accompanying Statements of Changes in Net Assets Available for Plan Benefits, is the cumulative difference between the fair value and the related cost of the Plan’s investments. Such income or loss is allocated to participants’ accounts based on relative participant account balances.

(f)	Administrative Expenses and Distributions

The majority of administrative expenses of the Plan are paid by the Company. Unless paid by the Company, such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law.

(g)	Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

(h)	Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies believed to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that the Plan would realize upon disposition. The fair value hierarchy consists of three broad levels:

a.	Level 1 – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

b.	Level 2 – Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

c.	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and equity securities (Level 1) and the Trust (Level 2), are shown in the table below.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3
Mutual funds:
Blended funds	$16,950,719	$—	$—
U.S. large-cap equity funds	7,849,008	—	—
Fixed income funds	4,727,455	—	—
International equity funds	3,100,254	—	—
U.S. small-cap equity funds	3,395,587	—	—
U.S. mid-cap equity funds	2,136,235	—	—
Money market funds	148,038	—	—
Other	1,207,987	—	—

Total mutual funds	39,515,283	—	—
Prologis common stock	4,603,476	—	—
Common collective trust (1)	—	6,629,413	—
Self directed brokerage account—common stock	90,569	—	—
Self directed brokerage account—mutual funds	196,559	—	—

Total investments, at fair value	$44,405,887	$6,629,413	$—

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3
Mutual funds:
Blended funds	$19,417,969	$—	$—
U.S. large-cap equity funds	8,472,018	—	—
Fixed income funds	5,847,264	—	—
International equity funds	3,913,814	—	—
U.S. small-cap equity funds	3,598,232	—	—
U.S. mid-cap equity funds	2,250,633	—	—
Money market funds	36,387	—	—
Other	1,165,591	—	—

Total mutual funds	44,701,908	—	—
ProLogis common stock	5,478,951	—	—
Common collective trust (1)	—	7,259,379	—
Self directed brokerage account—common	284,412	—	—
Self directed brokerage account—mutual funds	126,059	—	—

Total investments, at fair value	$50,591,330	$7,259,379	$—

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $6,322,429 and $6,973,518 as of December 31, 2011 and 2010, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of levels 1, 2 or 3.

(3)	Investments

The investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010 are as follows:

	2011	2010
Vanguard Retirement Savings Trust (a)	$6,322,429	$6,973,518
Vanguard 500 Index Fund Investor Shares	5,401,387	6,834,036
Prologis common stock	4,603,475	5,478,951
Vanguard Growth Index Fund Investor Shares	4,153,414	4,576,142
Vanguard Target Retirement 2025 Fund	3,249,391	3,536,994
PIMCO Total Return Fund	2,887,407	4,398,263

(a)	Represents contract value at December 31, 2011 and 2010

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Mutual funds	$(1,127,800)	$4,803,389
Prologis common stock	(612,139)	320,723
Self directed brokerage account—common stock	(40,960)	14,859
Self directed brokerage account—mutual funds	(19,070)	12,859

	$(1,799,969)	$5,151,830

(4)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

(5)	Tax Status

The Plan adopted a volume submitter plan that received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the underlying prototype plan document is qualified under Section 401 of the Internal Revenue Code (“IRC”), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Prologis believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt as of December 31, 2011 and 2010.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of an asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(6)	Related Party Transactions

Certain Plan investments represent shares of a common collective trust, common stock, self directed brokerage account and mutual funds managed by Vanguard Fiduciary Trust Company (“Vanguard”) as of December 31, 2011 and 2010, respectively. Vanguard is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest transactions.

Certain Plan investments represent shares of common stock of the Company as of December 31, 2011 and 2010. The Company is the plan sponsor as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest transactions.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

(7)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as: significant world events, interest rate, credit, and overall market volatility. The plan invests in securities with contractual cash flows, such as: asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

The Plan has a concentration of investments in Prologis common stock. A change in the value of the Company common stock could cause the value of the Plan’s Net Assets Available for Plan Benefits to change due to this concentration.

(8)	Subsequent Events

Effective January 1, 2012, the Plan changed its trustee and record keeper from Vanguard Fiduciary Trust Company to Wells Fargo Bank, N.A. As a result, net assets totaling $51,679,000 were transferred to Wells Fargo Bank, N.A. effective January 1, 2012.

Effective January 1, 2012, the AMB Plan merged into the Plan, with the Plan continuing on as the surviving plan. As a result, net assets of $32,188,000 were transferred into the Plan from the AMB Plan.

Schedule 1

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401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of party involved / Description of investment	Current Value
Prologis common stock*	$4,603,475

Common Collective Trust:
Vanguard Retirement Savings Trust*+	6,322,429

Mutual Funds:
American Beacon International Equity Fund	170,666
Artio International Equity A	522,590
Artisan International Fund	278,014
Cohen & Steers Realty Shares	512,696
Davis New York Venture Fund	1,083,023
Harbor Capital Appreciation Fund	1,779,747
Hotchkiss and Wiley Mid-Cap Value Fund	612,210
PIMCO Total Return Fund	2,887,407
Third Avenue Small-Cap Value Fund	522,419
Turner Mid-Cap Growth Fund	394,824
Turner Small-Cap Growth Fund	393,431
Vanguard 500 Index Fund Investor Shares*	5,401,387
Vanguard Balanced Index Fund Investor Shares*	2,180,177
Vanguard Growth Index Fund Investor Shares*	4,153,414
Vanguard Intermediate-Term Bond Index Fund*	1,840,048
Vanguard Mid-Cap Index Fund*	1,129,200
Vanguard Prime Money Market Fund*	148,038
Vanguard REIT Index Fund*	1,207,988
Vanguard Small-Cap Growth Index Fund*	1,551,219
Vanguard Small-Cap Value Index Fund*	928,519
Vanguard Target Retirement 2005 Fund*	484,134
Vanguard Target Retirement 2015 Fund*	467,271
Vanguard Target Retirement 2025 Fund*	3,249,391
Vanguard Target Retirement 2035 Fund*	1,985,721
Vanguard Target Retirement 2045 Fund*	1,284,476
Vanguard Target Retirement Income Fund*	302,443
Vanguard Total International Stock Index Fund*	2,128,984
Vanguard Value Index Fund Investor Shares*	1,915,847

Total mutual funds	39,515,284
Self Directed Brokerage Account—VGI Brokerage Option:*	287,128
Participant loans, 4.25% to 9.25%, maturing through September 2029	643,302

Total investments	$51,371,618

*	Represents a party-in-interest
+	Reflected at contract value

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the ProLogis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ProLogis 401(k) Savings Plan

Dated: June 27, 2012	By:	/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer, Prologis, Inc.

Index to Exhibits

23.1	Consent of KPMG LLP